EXHIBIT 99.2

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2006

HEAD N.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets at December 31, 2006 and 2005	F-2

Consolidated Income Statements for the Years Ended December 31, 2006 and 2005	F-3

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2006 and 2005	F-4

Consolidated Cash Flow Statements for the Years Ended December 31, 2006 and 2005	F-5

Notes to the Consolidated Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and General Meeting of Shareholders of Head N.V.:

We have audited the accompanying consolidated balance sheets of Head N.V. as of December 31, 2006 and 2005 and the related consolidated income statements, changes in equity, and cash flow statements for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly in all material respects, the consolidated financial position of Head N.V. at December 31, 2006, and 2005 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

February 26, 2007
PwC Wirtschaftsprüfung AG
Vienna, Austria

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2006	2005
		(in thousands)
ASSETS:
Non-current assets
Property, plant and equipment, net	6	€61,821	€61,617
Intangible assets	7	11,739	13,442
Goodwill	7	3,142	3,161
Available-for-sale financial assets	10	1,971	1,973
Deferred income tax assets	21	59,552	61,507
Trade receivables	9	2,082	1,854
Other non-current		3,625	5,381
Total non-current assets		143,932	148,935
Current assets
Inventories, net	8	64,996	68,551
Trade and other receivables	9	149,541	146,670
Prepaid expense		2,635	3,890
Available-for-sale financial assets	10	17,828	14,834
Cash and cash equivalents	28	43,628	49,460
Total current assets		278,628	283,405
Total assets	5	€422,560	€432,340
EQUITY:
Share capital	12	€7,964	€7,964
Other reserves	12	114,752	124,161
Treasury shares	12	(12,307)	(12,307)
Retained earnings		52,939	48,524
Fair Value and other reserves including
cumulative translation adjustments (CTA)	20	(7,462)	(1,884)
Total equity		155,888	166,459
LIABILITIES:
Non-current liabilities
Borrowings	16	133,835	131,565
Retirement benefit obligations	18	15,744	16,449
Other long-term liabilities	17, 23	15,094	13,503
Total non-current liabilities		164,673	161,517
Current liabilities
Trade and other payables	13	67,144	61,980
Income taxes liabilities		1,094	600
Borrowings	14, 16	22,010	29,856
Provisions	15	11,750	11,929
Total current liabilities		101,999	104,364
Total liabilities	5	266,672	265,881
Total liabilities and equity		€422,560	€432,340

The accompanying notes are an integral part of the consolidated financial statements

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

		For the Years Ended December 31,
	Note	2006	2005
		(in thousands, except per share data)

Total net revenues	5	€366,762	€359,566
Cost of sales		222,597	221,536
Gross profit		144,165	138,030
Selling and marketing expense		92,929	92,053
General and administrative expense	22, 23	32,160	29,595
Gain on sale of property	6	--	(5,876)
Restructuring costs	15	--	5,073
Other operating (income) expense, net		(902)	1,533
Operating profit		19,978	15,652
Interest expense		(12,376)	(12,808)
Interest income		1,609	2,110
Foreign exchange gain (loss)		(297)	2,121
Profit before income taxes		8,914	7,075
Income tax benefit (expense):
Current		(2,085)	(1,468)
Deferred		(2,415)	1,121
Income tax expense	21	(4,499)	(348)
Profit for the year		€4,415	€6,728
Earnings per share-basic
Profit for the year	29	0.12	0.19
Earnings per share-diluted
Profit for the year	29	0.12	0.18

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Attributable to equity holders of the Company						Minority Interest	Total Equity
							Fair Value
							and Other
		Ordinary Shares		Other	Treasury	Retained	Reserves/
		Shares	Amount	Reserves	Shares	Earnings	CTA
		(in thousands, except share data)

Balance at January 1, 2005		36,219,902	€7,964	€124,161	€(12,307)	€41,797	€(8,277)	€8	€153,346

Minority interest	12	--	--	--	--	--	--	(8)	(8)
Profit for the year		--	--	--	--	6,728	--	--	6,728
Changes in fair value and other reserves
including CTA:
Unrealized gain on available-for-sale
financial assets, (net of tax of €18)		--	--	--	--	--	74	--	74
Unrealized loss on derivatives instruments
(net of tax of €163)	11	--	--	--	--	--	(489)	--	(489)
Reclassification adjustment for derivative
losses recorded in net income
(net of tax of €42)	11	--	--	--	--	--	127	--	127
Foreign currency translation adjustment		--	--	--	--	--	6,682	--	6,682
Total recognised income and expense in 2005		--	--	--	--	--	--	--	13,121
Balance at December 31, 2005		36,219,902	€7,964	€124,161	€(12,307)	€48,524	€(1,884)	€0	€166,459

Increase in share capital	12	--	9,409	(9,409)	--	--	--	--	0
Decrease in share capital	12	--	(9,409)	9,409	--	--	--	--	0
Capital repayment	12	--	--	(9,409)	--	--	--	--	(9,409)
Profit for the year		--	--	--	--	4,415	--	--	4,415
Changes in fair value and other reserves
including CTA:
Unrealized gain on available-for-sale
financial assets, (net of tax of €30)		--	--	--	--	--	104	--	104
Unrealized gain on derivatives instruments
(net of tax €68)	11	--	--	--	--	--	270	--	270
Reclassification adjustment for derivative
losses recorded in net income
(net of tax of €69)	11	--	--	--	--	--	(274)	--	(274)
Foreign currency translation adjustment		--	--	--	--	--	(5,678)	--	(5,678)
Total recognised income and expense in 2006		--	--	--	--	--	--	--	(1,163)
Balance at December 31, 2006		36,219,902	€7,964	€114,752	€(12,307)	€52,939	€(7,462)	€--	€155,888

The accompanying notes are an integral part of these condensed financial statements.

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS

		For the Years Ended December 31,
	Note	2006	2005
		(in thousands)
OPERATING ACTIVITIES:
Profit for the year		€4,415	€6,728
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	6, 7	14,061	15,533
Amortization and write-off of debt issuance cost
and bond discount		470	354
Impairment	7, 15	184	1,444
Provision (release) for leaving indemnity
and pension benefits		(532)	308
Restructuring costs	15	(1,261)	1,364
(Gain) loss on sale of property, plant and equipment	6	98	(5,975)
Share-based compensation expense	23	1,818	(899)
Deferred income	17	(1,573)	(778)
Interest expense		11,905	12,453
Interest income		(1,609)	(1,280)
Tax expense		2,085	1,468
Deferred tax (benefit) expense	21	2,415	(1,121)
Changes in operating assets and liabilities:
Accounts receivable		(5,682)	9,567
Inventories		1,656	1,854
Prepaid expense and other assets		907	(167)
Accounts payable, accrued expenses and other liabilities		9,940	4,418
Interest paid		(14,972)	(13,988)
Tax paid		(1,203)	(1,125)
Net cash provided by operating activities		23,122	30,159
INVESTING ACTIVITIES:
Purchase of property, plant and equipment	6	(15,018)	(14,600)
Purchase of intangible assets		(44)	(662)
Proceeds from sale of property, plant and equipment	6	114	8,001
Purchases of available-for-sale financial assets	10	(5,017)	(4,113)
Sale of available-for-sale financial assets	10	2,154	444
Interest received		1,639	954
Minority interest	12	--	(8)
Net cash used for investing activities		(16,172)	(9,985)
FINANCING ACTIVITIES:
Change in short-term borrowings, net	14	(2,629)	(1,714)
Payments on long-term debt	16	(1,776)	(15,853)
Proceeds from other long-term obligations	17	1,876	295
Capital repayment	12	(9,409)	--
Change in restricted cash	28	780	755
Net cash provided by (used for) financing activities		(11,158)	(16,516)
Effect of exchange rate changes on cash and cash equivalents		(844)	(1,171)
Net increase (decrease) in cash and cash equivalents		(5,052)	2,486
Cash and cash equivalents at beginning of period		45,503	43,016
Cash and cash equivalents at end of period	28	€40,451	€45,503

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General information

Head N.V. (“Head” or the “Company”) was incorporated in Rotterdam, Netherlands, on August 24, 1998. The address of its registered office is Rokin 55, 1012 KK Amsterdam, the Netherlands. The Company’s ordinary shares are listed on the New York Stock Exchange (“HED”) and the Vienna Stock Exchange (“HEAD”).

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski boots, ski bindings and snowboard products, tennis, racquetball and squash racquets, tennis balls and badminton products), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Switzerland, the Netherlands, Spain and the United Kingdom), North America, and Asia.

These consolidated financial statements were approved by the Board of Directors on February 26, 2007.

Note 2 - Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”) (“IFRS as adopted”). The consolidated financial statements have been prepared under the historical cost convention and fair value accounting for available-for-sale financial assets and derivatives.

In 2005 and prior years, the Company reported its financial statements under generally accepted accounting principles in the United States of America (“US-GAAP”) (Dutch GAAP for statutory purposes). In 2004, the Company for the first time based its financial reporting on IFRS as adopted. As of December 31, 2005, the Company filed its financial statements under IFRS as adopted, based on its financial statements under Dutch GAAP as of January 1, 2004 with the Dutch commercial register.

First-Time Adoption of IFRS

The Company has made use of the following exemptions available under IFRS 1:

-	Business combinations (paragraph 15): The Company did not apply IAS 22 retrospectively and did not restate past business combinations but kept it as in its Dutch GAAP financial statements.
-	Use of the Dutch GAAP book values of property, plant and equipment at the date of transition to IFRS as deemed cost (paragraph 16-19).
-	Cumulated translation differences have been deemed to be zero at the date of transition (paragraph 21 and 22).

First-Time Adoption of International Financial Reporting Standards

The IASB issued a series of amendments to existing standards and published new standards and interpretations, which have been mandatory since 1 January 2006. These new regulations are also applicable in the EU and relate to the following areas:

-	IAS 19, (Amended 2004), Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

-	IAS 21, (Amendment), Net Investment in a Foreign Operation.
-	IAS 39, (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions.
-	IAS 39, (Amendment), The Fair Value Option.
-	IAS 39, and IFRS 4 (Amendment), Financial Guarantee Contracts.
-	IFRS 1, (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources.
-	IFRS 6, Exploration for and Evaluation of Mineral Resources.
-	IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
-	IFRIC 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.
-	IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from 1 March 2006).
-	IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006).
-	IFRIC 9, Reassessment of embedded derivates (effective for annual periods beginning on or after 1 June 2006).

Standards effective in 2006 early adopted

IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. The Company has already adopted IFRIC 4 on a 2004 long-term supplier contract (see Note 19).

The following of the aforementioned standards and interpretations were adopted for the first time:

IAS 19 (Amendment), Employee Benefits, introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

IFRIC 8 requires consideration of transactions involving the issuance of equity instruments - where the identifiable consideration received is less than the fair value of the equity instruments issued - to establish whether or not they fall within the scope of IFRS 2. The Company will apply IFRIC 8 from 1 January 2007, but it is not expected to have any impact on the Company’s accounts.

Management assessed the relevance of the other amended standards and interpretations with respect to the Company’s operations and concluded that they are not relevant to the Company.

New financial reporting standards not yet adopted

The IASB issued further standards and amendments to standards and interpretations, which are not yet mandatory in the financial year 2006. The following standards had been endorsed by the EU and published in the official journal by the time these consolidated financial statements were prepared.

-	IAS 1 (amended 2006), Presentation of Financial Statements - Capital Disclosures
-	IFRS 7, Financial Instruments - Disclosures

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk and also including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital.

The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment, of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

The IASB has issued additional financial reporting regulations, which, however, at the time the consolidated financial statements were prepared, had not yet been endorsed by the EU.

-	IFRS 8, Operating Segments
-	IFRIC 10, Interim Financial Reporting and Impairment
-	IFRIC 11, IFRS 2 Group and Treasury Share Transactions
-	IFRIC 12, Service Concession Arrangements

IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006). IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Company will apply IFRIC 10 from January 1, 2007 but it is not expected to have any impact on the Company’s accounts.

The Company will evaluate the effect of the first time adoption of the new standards and interpretations.

The preparation of financial statements in conformity with IFRS as adopted requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The Company presents percentages and some amounts contained in its financial statements rounded for ease of presentation, and sometimes amounts may not add due to this rounding.

As of January 1, 2006, the Company changed its reporting currency from U.S. dollar to euro for the 20-F reporting and as of January 1, 2004, for the IFRS reporting. In prior years, due to the first issued senior notes in U.S. dollar, more than one third of revenues were U.S. dollar denominated the Company’s most significant currency was the U.S. dollar. Due to the implementation of the euro, the fact that the Company’s newly issued senior notes are denominated in euro and its listing on an European Stock Exchange, the Company decided to change its reporting currency to euro.

Consolidation

a)	Subsidiaries
The consolidated financial statements of Head include the financial statements of all majority-owned subsidiaries and entities over which the Company has financial and operating control and special purpose entities in which the Company has determined it is the main beneficiary. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

b)	Transactions and minority interests
The Company applies a policy of treating transactions with minority interests as transactions with parties external to the Company. Disposals to minority interests result in gains and losses for the Company that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign Currency Translation

a)	Functional and presentation currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency.

b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in cumulative translation adjustment (“CTA”) (equity: “Fair value and other reserves including cumulative translation adjustments”) as qualifying cash flow hedges. The effect of exchange rate changes on intercompany transactions of a long-term investment nature is also included in CTA. For the year ended December 31, 2006, a foreign exchange loss of €0.5 million has been recorded in other operating (income) expense, net.

c)	Group companies
The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

-	Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet.
-	Income and expenses for each income statement are translated at average exchange rates prevailing during the year.
-	All resulting exchange differences on equity items are recognized as a separate component of shareholders’ equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment loss. Additions and improvements that extend the useful lives of the plant and equipment and replacements, major renewals, and betterments are capitalized. The cost of maintenance, repair and minor renewals are expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation and impairment losses are removed from the related accounts, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company’s buildings are depreciated over a period of 30-50 years, building improvements are depreciated over a period of 10-25 years and machinery and equipment is depreciated over a period of 2-20 years.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other intangible assets comprise of trademarks with an indefinite useful life which are carried at cost less accumulated impairment losses and land use rights with a useful life of 50 years, which are carried at cost less accumulated amortization and impairment losses.

Goodwill and other intangible assets with an indefinite useful life are allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which trademarks and goodwill arose.

Impairment of Non-Financial Assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Impairment losses on goodwill and intangible assets with indefinite life are not reversed. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Financial Assets

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

a)	Financial assets at fair value through profit or loss
Derivatives are categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

b)	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as ‘trade and other receivables’ in the balance sheet (see Note 9).

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c)	Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method. Changes in the fair value of available-for-sale financial assets are recognized in equity.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement.

Derivative Financial Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument (cash flow hedge). Changes in derivative fair values that are designated effective and qualify as cash flow hedges will be deferred and recorded as a component of fair value and other reserves/CTA until the hedged transactions affect earnings; at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives’ change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. For those financial instruments that do not qualify for hedge accounting, the Company recognizes the changes in the fair value of the instruments in the income statement. The Company does not utilize financial instruments for trading or speculative purposes.

The Company documents at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes and movements on the hedging reserve in equity are disclosed in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining hedge item is more than 12 months, and as a current asset or liability, if the remaining maturity of the hedged item is less than 12 months.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost being determined on a first-in first-out basis (“FIFO”). The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision account, and the amount of the loss is recognized in the income statement within selling and marketing costs. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling and marketing costs in the income statement.

Payment terms differ depending on the customer (large distributors, small shops), product line (winter sports is a very seasonal business, as are racquet sports and diving, though to a lesser extent), country (payment terms vary in accordance with local practices throughout the world) and past experiences with customers. It is the Company’s normal procedure to agree terms of transactions, including payment terms (60 to 180 days), with customers in advance. In the rental business the Company agrees to payment terms over one year and classifies those long-term trade receivables as non-current assets in the consolidated balance sheet.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash and short-term, highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises of deposits pledged as collateral on outstanding lines of credit. The amounts are collateralized with one financial institution and earn interest while in deposit.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing Costs

Borrowing costs are not capitalized but expensed when incurred.

Deferred Income Tax

The Company utilizes the liability method of accounting for deferred income taxes whereby deferred tax assets and liabilities are recognized to reflect the future tax consequences attributable to temporary differences between the financial reporting bases of existing assets and liabilities and their respective tax bases. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company’s Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company’s other subsidiaries. Deferred taxes are calculated by using the prevailing tax rates.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Employee Benefits

(a)	Retirement benefit obligations
The Company operates various pension and other employee benefits schemes. The schemes are partly funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined contribution plan is plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. A defined benefit plan is a plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

For defined contribution plans, the Company pays contributions to publicly or privately administered insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

(b)	Share-based compensation
The Company operates a number of share-based compensation plans. The plans are treated either as equity-settled or cash-settled. The fair value of the employee services received in exchange for the grant of the options is recognized in general and administrative expense with a corresponding entry to equity for the equity-settled plan and to other long-term liabilities for cash-settled plans. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.

(c)	Termination benefits
Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Provisions

Provision for restructuring costs and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Restructuring provisions consist of employee termination payments. Provisions are not recognized for future operating losses.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company provides for the estimated cost of product warranties and product returns at the time revenue is recognized and the Company has a constructive obligation. Warranty provision is established based on the Company’s best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Product return provisions are based on our historical experiences.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue Recognition

The Company recognizes revenue when significant risks and rewards of ownership of the goods are transferred to the buyer. These criteria are generally met when finished products are shipped to the customers and both title and the risks and rewards of ownership are transferred.

Revenues from licensing agreements are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion. Prepayments received on long-term licensing agreements are recognized in other long-term liabilities.

Provisions are recorded for estimated product returns at the time revenues are recognized.

Sales deductions

The Company accrues for customer discounts based upon estimated refund obligations and classifies all sales incentives, which are earned by the Company’s customers subsequent to delivery of its product, including cash discounts for volume rebates other than cash consideration, such as credits that the Company’s customer can apply against trade amounts owed as sales deductions.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Research and Development Costs

Research costs are recognized as incurred. Development costs for changes in design are short term and recognized as cost when they are incurred. Development cost for new products are capitalized if they meet the criteria for recognition as an intangible asset. The Company incurred research and development costs amounting to €10.1 million for each year ended December 31, 2006 and 2005. In 2006 and 2005, the Company did not capitalize any development costs.

Earnings per share

(a)	Basic
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (see Note 12).

(b)	Diluted
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options, equity-settled under the Plan 1998 (see Note 23). For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Financial Risk Management

Financial Risk Factors

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company’s customers are concentrated in the retail industry. However, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

Currency Risk Factors

The Company operates in a multi-currency environment in which a portion of its revenues and expenses are denominated in currencies other than the euro. The Company is, as a result, subject to currency translation risk and, to a lesser extent, currency transaction risk. Currency translation risk arises because the Company measures and records the financial condition and results of operations of each of its subsidiaries in their functional currency and then translates these amounts into the reporting currency, the euro. The Company incurs transaction risk when one of its subsidiaries enters into a transaction using a currency other than its functional currency, although the Company reduces this risk by seeking, when possible, to match its revenues and costs in each currency. The Company also hedges part of its firm commitments for sales to Japan, Switzerland, United Kingdom and Canada through forward contracts and options with Austrian and Italian banks. Accordingly, shifts in currency exchange rates, particularly between the euro and the U.S. dollar, may adversely affect our results of operations.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the European Central Bank exchange rates for euro for those currencies that mainly influence the Company’s results, as of December 31, 2006 and 2005:

	December 31,
	2006	2005
1 Euro =
USD	1.31700	1.17970
CHF	1.60690	1.55510
GBP	0.67150	0.68530
JPY	156.93000	138.90000
CAD	1.52810	1.37250
CSK	27.48500	29.00000

Liquidity Risk Factors

The Company’s liquidity needs arise principally from working capital requirements, capital expenditures, asset acquisitions and the semi-annual interest payment on its 8.5% Senior Notes. Given the nature of winter sports, and to a lesser extent racquet sports, the Company’s operating cash flow and working capital needs are highly seasonal. The Company’s need for cash is greater in the third and fourth quarters when cash generated from operating activities, together with draw downs from the Company’s bank lines, are invested in inventories and receivables. Historically, the Company’s primary sources of liquidity have been cash provided from operating activities, proceeds from the issuance of debt and equity securities and borrowings under various credit facilities available to the Company’s subsidiaries.

Expected interest expense on contractual obligations for the periods indicated are as follows as of December 31, 2006 (in thousands):

Expected Interest Expense	2007	2008	2009	2010	2011	Thereafter	Total

Long-Term Debt Obligations
8.50% Senior Notes due 2014	€9,675	9,675	9,675	9,675	9,675	20,157	€68,532
Mortgage	217	203	189	173	156	413	1,352
Other Long-Term Debt	366	298	232	172	148	368	1,585
Capital (Finance) Lease Obligations
Sale-Leaseback	670	661	651	640	629	3,220	6,470

Based upon current operations and the Company’s historical results, the Company believes that its cash flow from operations will be adequate to meet the anticipated requirements for working capital, capital expenditures and scheduled interest payments.

Fair value estimation

The fair value of financial instruments traded in active markets (available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date provided by the bank.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS as adopted, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, impairments of trade receivables, product warranties and returns, inventory obsolescence and impairment on deferred tax assets. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from those estimates.

Estimated impairment of trademark and goodwill

The Company tests annually whether trademarks, with an indefinite useful life and goodwill amounting to €14.3 million have suffered any impairment, in accordance with the accounting policy stated in Note 2. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 7).

If the estimated pre-tax discount rate applied to the discounted cash flows had been 10% higher than management’s estimates, the Company would have not recognized an impairment on trademarks and goodwill.

Impairment of trade receivables

The Company records impairment of trade receivables for estimated losses amounting to €2.5 million resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provisions may be required. The Company specifically analyzes accounts receivables and evaluates historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the impairment of trade receivables. These estimations are continually reviewed. Recoveries related to changes in reserves did not occur in 2006.

If estimations relating to the percentage of uncollected accounts receivable were increased by 10%, the Company would recognize an additional provision of €0.1 million.

Impairment of Long Lived Assets

Property, plant and equipment are initially stated at cost. Depreciation on property, plant and equipment is computed using the straight-line method over their estimated useful lives. The Company has determined useful lives of property, plant and equipment after consideration of historical results and anticipated results based on the Company’s current plans. The estimated useful lives represent the period the asset remains in service assuming normal routine maintenance. The Company reviews the estimated useful lives assigned to property, plant and equipment when the business experience suggests that they do not properly reflect the consumption of the economic benefits embodied in the property, plant or equipment nor result in the appropriate matching of cost against revenue. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

When events or changes in circumstances indicate that the carrying amount may not be recoverable, property, plant and equipment are reviewed for impairment. When such assets’ carrying value is greater than the recoverable amount, an impairment loss is recognized if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the value in use.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Provision for Product Warranties

The Company provides for the estimated cost of product warranties and product returns at the time revenue is recognized. The warranty provision amounting to €2.1 million is established based on the Company’s best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Product return provisions are based on historical experiences. While the Company believes that its warranty and product return provisions are adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. The Company updates these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases the Company adjusts its warranty reserves accordingly. Future warranty expenses may exceed the Company’s estimates, which could lead to an increase in cost of sales. Significant differences from estimates did not occur in the past.

If revenues and claims were to increase by 10%, the Company would have to recognise an additional provision of €0.2 million.

Inventory Obsolescence

The Company’s chosen markets are competitive and subject to fluctuations in demand and technological obsolescence. The Company periodically reviews its inventory for obsolescence and declines in market value below cost. Estimated obsolescence or unmarketable inventory led to write-downs amounting to €4.2 million of the Company’s inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions were less favourable than those projected by the Company, additional inventory write-downs may be required. No significant write downs were recognized in 2006.

Tax Loss Carry Forwards

The Company recognises deferred tax assets on tax loss carry forwards amounting to €66.1 million for which it is probable that they will be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Company was to determine that itwould not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Changes in local income tax rates may also affect deferred tax assets.

If management’s estimation with respect to the probability of tax losses carry forwards to be realized were to differ by 10% the Company would have to increase income tax expense by €7.9 million.

Note 5 - Segment Information

Primary reporting format - geographical segments

The Company operates in the following main geographical areas, even though they are managed on a worldwide basis. The table below shows net revenues from external customers based upon where the sale originated by geographic region based on the location of the Company’s subsidiaries (in thousands):

	For the Year Ended December 31,
	2006	2005
Revenues from External Customers:
Austria	€160,897	€162,156
Italy	36,381	32,885
Other (Europe)	54,064	53,645
Asia	17,257	17,406
North America	98,162	93,474
Total Net Revenues	€366,762	€359,566

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The segment results are as follows (in thousands):

	For the Years Ended December 31,
	2006	2005
Operating Profit:
Austria	€25,404	€18,220
Italy	3,406	(234)
Other (Europe)	(4,459)	2,166
Asia	(394)	970
North America	(2,371)	(1,689)
Unallocated	(1,608)	(3,781)
Operating Profit	€19,978	€15,652

The segment assets are as follows (in thousands):

	December 31,
	2006	2005
Segment Assets:
Austria	€122,938	€118,071
Italy	34,943	33,247
Other (Europe)	53,675	54,616
Asia	19,878	17,751
North America	68,146	80,880
Total segment assets	€299,581	€304,565

	December 31,
	2006	2005
Segment Assets	€299,581	€304,565
Cash and cash equivalents	43,628	49,460
Available-for-sale marketable securities, current	17,828	14,834
Deferred income tax assets	59,552	61,507
Available-for-sale marketable securities, non-current	1,971	1,973
Total assets	€422,560	€432,340

Assets are allocated in relation to their location. The locations of the assets differ from those of the Company’s customers.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The segment liabilities are as follows (in thousands):

	December 31,
	2006	2005
Segment Liabilities:
Austria	€50,120	€45,492
Italy	23,578	23,158
Other (Europe)	22,928	23,814
Asia	2,170	2,613
North America	10,937	8,785
Total segment assets	€109,733	€103,861

	December 31,
	2006	2005
Segment liabilities	€109,733	€103,681
Borrowings, current	22,010	29,856
Income tax liabilities	1,094	600
Borrowings, non-current	133,835	131,565
Total liabilities	€266,672	€265,881

The segment capital expenditures and depreciation and amortization are as follows (in thousands):

	For the Years Ended December 31,
	2006	2005	2006	2005
	Capital Expenditures		Depreciation and Amortisation
Austria	€5,824	€6,822	€6,206	€7,778
Italy	1,998	2,605	2,499	3,319
Other (Europe)	1,816	3,263	3,477	3,861
Asia	3,636	1,434	86	40
North America	1,788	1,138	1,977	1,978
Total Capital Expenditures	€15,062	€15,262	€14,245	€16,977

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Secondary reporting format - business segments

The Company operates in one business segment, Sporting Goods. Revenues by product category consist of the following (in thousands):

	For the Years Ended December 31,
	2006	2005
Revenues by Product Category
Winter Sports	€188,070	€177,311
Racquet Sports	132,683	132,935
Diving	48,623	48,937
Licensing	8,078	9,309
Sales Deductions	(10,692)	(8,926)
Total Net Revenues	€366,762	€359,566

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	Land	Buildings	Machinery & plant equipment	Fixtures, furnitures, & office equipment	Construction in progress	Total property, plant & equipment
As of 31 December 2004
Cost	€3,359	€24,243	€97,369	€38,888	€--	€163,859
Accumulated depreciation	--	(5,660)	(64,233)	(31,514)	--	(101,407)
Net book value	€3,359	18,583	€33,136	€--	€--	€62,451

Year ended December 31, 2005
Opening net book value	€3,359	€18,583	€33,136	€7,374	€--	€62,451
Additions	--	1,942	9,282	2,606	770	14,600
Disposals	(195)	(1,642)	(147)	(40)	--	(2,024)
Transfers	--	1,757	(1,689)	1,717	--	1,785
Exchange difference	143	341	1,107	175	--	1,766
Depreciation and
impairment	--	(1,550)	(11,312)	(4,101)	--	(16,962)
Closing net book value	€3,307	€19,430	€30,377	7,732	€770	61,617

As of December 31, 2005
Cost	€3,307	€26,905	€100,461	€39,830	€770	€171,273
Accumulated depreciation and
impairment	--	(7,475)	(70,085)	(32,098)	--	(109,657)
Net book value	€3,307	€19,430	€30,377	€7,732	€770	€61,617
Year ended December 31, 2006
Opening net book value	€3,307	€19,430	€30,377	€7,732	€770	€61,617
Additions	--	2,289	9,381	3,348	--	15,018
Disposals	--	(2)	(667)	457	--	(212)
Transfers	(41)	(1,117)	3,566	(1,450)	(770)	188
Exchange difference	(165)	56	(552)	(105)	--	(766)
Depreciation	--	(1,075)	(9,876)	(3,072)	--	(14,023)
Closing net book value	€3,102	€19,581	€32,229	€6,910	€--	61,821

As of December 31, 2006
Cost	€3,102	€29,952	€106,681	€39,578	€--	€179,313
Accumulated depreciation and
impairment	--	€(10,371)	(74,453)	(32,669)	--	(117,492)
Net book value	€3,102	€19,581	€32,229	€6,910	€--	€61,821

In 2005, the Company recognized an impairment of €1.4 million (see Note 15).

The Company’s total proceeds on the sale of property and equipment were €0.1 million and €8.0 million resulting in a gain of €0.1 million and €6.0 million for the years ended December 31, 2006 and 2005 respectively. As of December 31, 2005, €5.9 million of these gains pertain to a sale of land and building and are reflected as gain on sale of property on the consolidated statements of operations as these gains represent gains on the sale of operating activities. All other gains (losses) are included in other operating income (expense), net in the accompanying consolidated income statements.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense of €12.0 million has been charged in cost of goods sold (2005: €14.8 million), €0.5 million in selling and marketing expense (2005: €0.6 million) and €1.5 million in general and administrative expense (2005: €1.6 million).

Land and building with a carrying value of €2.1 million and €2.5 million as of December 31, 2006 and 2005 respectively are used to secure a loan (see Note 16).

Note 7 - Goodwill and Intangible Assets

	Goodwill	Trademarks	Other
As of January 1, 2005
Gross	€3,121	€10,901	€529
Accumulated amortization	--	--	(235)
Net book value	€3,121	€10,901	€294

Year ended December 31, 2005
Opening net book value	€3,121	€10,901	€294
Additions	--	--	662
Transfers	--	--	(86)
Exchange difference	40	1,685	--
Amortisation	--	--	(14)
Closing net book value	€3,161	€12,586	€856

As of December 31, 2005
Gross	€3,161	€12,586	€1,192
Accumulated amortization	--	--	(336)
Net book value	€3,161	€12,586	€856

Year ended December 31, 2006
Opening net book value	€3,161	€12,586	€856
Additions	--	--	44
Transfers	--	--	(198)
Exchange difference	(19)	(1,294)	(35)
Amortisation and impairment	--	(184)	(37)
Closing net book value	€3,142	€11,109	€630

As of December 31, 2006
Gross	€3,142	€11,293	€652
Accumulated amortization and
impairment	--	(184)	(22)
Net book value	€3,142	€11,109	€630

The Company has determined an indefinite useful life for trademarks as the economic benefit is not limited to a certain period of time.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006, the Company has recognized an impairment loss against trademark of €0.2 million in general and administrative expense, as a result of the annual impairment test.

Impairment test for trademarks and goodwill

The Company completed the annual impairment test, in the fourth quarter of 2006 and 2005. Trademarks and goodwill are allocated to the Company’s cash-generating units (“CGUs”) identified according to country of operation and product category.

A segment-level summary of the trademark and goodwill allocation is presented below (in thousands):

	December 31,
	2006		2005
	Racquet Sports	Diving	Racquet Sports	Diving
Trademark	€11,109	€--	€12,401	€185
Goodwill	1,459	1,683	1,429	1,732

In the impairment test on the trademarks and goodwill, the difference was calculated between the carrying value of the CGU which benefits from the business combination in which trademarks and goodwill arose and its recoverable amount. The recoverable amount of a CGU is determined based on value-in-use calculation. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated based on the result of the third year budgeted.

Management determined budgeted gross margin based on past performance and expected market development. The discount rate used (7.9%) is pretax and reflects specific risks relating to the Company’s business.

Note 8 - Inventories

Inventories consist of the following (in thousands):

	December 31,
	2006	2005

Raw materials and supplies	€15,483	€15,648
Work in process	7,783	8,557
Finished goods	55,176	57,477
Provisions	(13,447)	(13,132)
Total inventories, net	€64,996	€68,551

The Company recognised a provision of €4.2 million and €5.7 million for impairment of inventories during the year ended December 31, 2006 and 2005, respectively. The Company released a provision for impaired inventories of €1.0 million and €2.6 million for the year ended December 31, 2006 and 2005 respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Trade and Other Receivables

Accounts receivable consist of the following (in thousands):

	December 31,
	2006	2005

Trade debtors	€157,234	€154,303
Other receivables	6,551	7,370
Allowance for doubtful accounts	(12,162)	(13,148)
Total accounts receivable, net	€151,623	€148,525
Less: long-term portion	(2,082)	(1,854)
Short-term portion	€149,541	€146,670

The Company recognized a provision of €2.5 million and €4.0 million for impairment of trade receivables during the year ended December 31, 2006 and 2005, respectively. The Company released a provision for impaired receivables of €1.0 million and €1.3 million for the year ended December 31, 2006 and 2005 respectively.

As of December 31, 2006 and 2005, the fair value of long-term trade receivables was €2.2 million and €2.0 million, respectively. The average interest rate used was 4.6% and 5.4% for the year ended December 31, 2006 and 2005, respectively. The amount of short-term accounts receivable recognized in the consolidated balance sheet approximates the fair value.

There is no concentration of credit risk with respect to trade receivables, as the Company has a large number of customers, internationally dispersed.

Note 10 - Available-for-Sale Financial Assets

Available-for-sale financial assets consist of the following (in thousands):

	December 31,
	2006	2005
Available for Sale
Debt security funds	€1,314	€1,294
Cash bonds	17,828	14,718
Other securities	657	795
Total Marketable securities available-for-sale	19,799	16,807
Less: Short-term portion	(17,828)	(14,834)
Total Long-term marketable securities	€1,971	€1,973

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table is a summary of the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a unrealized loss position, at December 31, 2006 (in thousands):

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Other securities	€--	€--	€631	€(23)	€631	€(23)
Total temporarily
Impaired securities	€--	€--	€631	€(23)	€631	€(23)

Available-for-sale financial assets developed as follows during the years ended December 31, 2006 and 2005 (in thousands):

	Available-for-sale financial assets
	Current	Non- Current
Balance as of January 1, 2005	€10,686	€2,166
Additions	4,112	1
Disposals	(128)	(316)
Change in fair value	156	123
Translation adjustment	7	--
Balance as of December 31, 2005	€14,834	€1,973
Additions	5,017	--
Disposals	(2,154)	--
Change in fair value	133	(2)
Translation adjustment	(1)	--
Balance as of December 31, 2006	€17,828	€1,971

In 2006, the Company recorded a €0.1 million realized gain on available-for-sale financial assets to income.

Note 11 - Derivative Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to fair value reserve of €0.3 million and €0.5 million (net of tax) for the year ended December 31, 2006 and 2005 respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the year ended December 31, 2006 and 2005, the Company reclassified a gain from fair value and other reserves/CTA to earnings of €0.3 million and €0.1 million (net of tax) respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table provides information regarding the Company’s foreign exchange forward and option contracts as of December 31, 2006 and 2005. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

	December 31, 2006
	Contract amount	Carrying Value	Fair Value
		(in thousands)
Foreign exchange forward contracts	€10,047	€1	€1
Foreign exchange option contracts	€1,604	€6	€6

	December 31, 2005
	Contract amount	Carrying Value	Fair Value
		(in thousands)
Foreign exchange forward contracts	€17,890	€(161)	€(161)
Foreign exchange option contracts	€1,872	€13	€13

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less. Foreign exchange contracts are recorded in trade and other receivables or trade and other payables according to their fair value.

Note 12 -Equity

The Company is a Naamloze Vennootschap (“N.V.”), a Dutch public Company with limited liability. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorized capital requirement is €225,000 and the minimum paid in capital requirement for a N.V. is €45,000.

Other reserves include additional paid-in capital and share-based compensation expense for the stock option plan 1998, reduced by a capital repayment.

As at December 31, 2006 and 2005, 39,820,677 shares with a nominal value of €0.20 were issued and fully paid.

	Three December 31,
	2006	2005
	(in thousands)
Shares issued	39,821	39,821
Less: Treasury shares owned by the Company	(2,184)	(2,421)
Less: Shares held by the Stichting	(1,417)	(1,180)
Shares outstanding	36,220	36,220

Dividends

In 2006 and 2005, the Company did not pay a dividend.

Capital Repayment

At the last Annual General Meeting of the shareholders held on May 24, 2006, the Company’s shareholders approved the resolution to amend the Articles of Association to firstly increase the nominal value of the shares from €0.20 to €0.45 out of other reserves and to subsequently reduce the nominal value of the shares from €0.45 to €0.20.

As a consequence of the adoption of the resolution, the Company made a capital repayment of €0.25 per share to its shareholders in September 2006.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stichting

The Stichting Head Option Plan (the “Stichting”) is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company’s ordinary shares. In conjunction with the Company’s option plans (see Note 23), the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company’s shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of €11.9 million, to the Stichting. The Stichting will use these shares to fulfil the Company’s obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 (“Plan 1998”) (see Note 23).

As of January 1, 2004, in accordance with SIC 12 “Consolidation - Special Purpose Entity” the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting. As a result of consolidating the Stichting shares held by the Stichting for which no depository receipt has been issued, they are presented as treasury shares in the consolidated balance sheets.

Treasury Shares

Pursuant to resolutions which were approved on May 24, 2006 the Board of Management is authorized to buy back a maximum of 30% of the Company’s issued share capital during a period of 18 months, although the Company will not hold more than 10% of its issued shares at any time.

In August 2006, the Company transferred 237,094 shares with an original cost of €0.5 million, to the Stichting.

As of December 31, 2006 and 2005, the Company owned 3,600,775 shares of treasury shares, of which 1,416,634 was held by the Stichting at December 31, 2006 and 1,179,540 at December 31, 2005.

Minority Interest

As a consequence of the retirement of the director of HTM Sports Japan K.K. in 2005, his minority interest of 0.4% of HTM Sports Japan K.K was transferred to the Company.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Trade and Other Payable

Accounts payable consist of the following (in thousands):

	December 31,
	2006	2005
Accounts payables, Trade	€18,963	€13,908
Allowances	5,548	5,401
Commissions	3,062	3,067
Personnel expenses	10,469	10,586
Translation adjustment	3,139	1,744
Deferred income	4,925	4,870
Interest	2,334	3,361
Legal, Audit, Consulting	2,562	2,934
Fiscal Authorities	6,733	4,866
Social Institution	1,710	1,336
Freight & duties	1,217	989
Other	6,483	8,918
Total	€67,144	€61,980

The amount of trade and other payables recognized in the consolidated balance sheet approximates the fair value.

Note 14 - Borrowings, current

Borrowings consist of the following (in thousands):

	December 31,
	2006	2005
	(in thousands)
Lines of credit	€19,467	€27,748
Current maturities of long term debts	2,544	2,108
Total borrowings	€22,010	€29,856

In the second quarter of 2001, the Company’s subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the “Österreichische Kontrollbank” (“OEKB”) which were renegotiated in 2003, in the total amount of €15.0 million secured by all Austrian trade receivables. As of December 31, 2006, the fair value of trade receivables that serve as collateral for the Company’s revolving credit lines was €60.7 million (2005: €61.6 million). In addition, the Company used lines of credit with several banks in Japan and USA of €4.5 million and had €2.9 million unused credit lines. In 2005, the Company used lines of credit with several banks in Canada and Japan of €12.7 million and had €0.8 million in unused lines of credit. The weighted average interest rate on outstanding short-term borrowings was 3.3% and 2.9% as of December 31, 2006 and 2005 respectively.

The amount of current borrowings recognized in the consolidated balance sheet approximates the fair value.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Provisions

Provisions consist of the following (in thousands):

	December 31,
	2006	2005
Warranty	€3,910	€3,523
Product Liability	1,656	984
Litigation	3,532	3,300
Restructuring	103	1,364
Other	2,550	2,758
Total	€11,750	€11,929

	Warranty	Product Liability	Litigation	Restructuring	Other	Total

Net book value as of December 31, 2005	€3,523	€984	€3,300	€1,364	€2,758	€11,929
Current year provision
Booked to expense	2,122	799	1,456	--	1,236	5,614
Amount paid	(1,712)	(26)	(213)	(1,261)	(323)	(3,535)
Reversal booked to income or
expense	(24)	(100)	(990)	--	(994)	(2,108)
Exchange difference	--	--	(22)	--	(128)	(150)
Net book value as of December 31, 2006	€3,910	€1,656	€3,532	€103	€2,550	€11,750

Warranty
The Company sells certain of its products to customers with a product warranty that provides free of cost repairs at or the issuance of credit notes to the customer. The length of the warranty term varies from one to two years and depends on the product being sold. The Company accrues its estimated exposure to warranty claims based upon historical warranty claim costs as a percentage of sales multiplied by prior sales still under warranty at the end of any period.

Product Liability
Some of the Company’s products are used in relatively high-risk recreational settings, and from time to time the Company is named as a defendant in lawsuits asserting product liability claims relating to our sporting goods products. The Company maintains product liability based on past experiences and taking into account the coverage of our product liability insurance. Management regularly reviews any cases and adjusts its estimations.

Litigation
From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. There is no legal or constructive obligation until the outcome of current legal proceedings, claims and litigation is known. However, management believes that the resolution of these matters will not materially affect the Company’s financial position.

The Company accrued €3.5 million and €3.3 million for suits with several parties including competitors, customers for past receipts, former employees, suppliers and licensees at December 31, 2006 and 2005 respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restructuring

Throughout 2005 and 2006 the Company performed various restructuring programs. These programs consisted of the following:

Kennelbach and Budweis facility closure
In April 2005, the Company decided to outsource its tennis racquet production from its European sites in Kennelbach, Austria and eské Budejovice, Czech Republic to China. As of December 31, 2005, the Company recognized €3.2 million relating to this program mainly consisting of an impairment of €1.4 million pertaining to machinery and equipment, additional cost due to production inefficiency of €0.9 million (mainly personnel cost) and €0.8 million employee severance costs for 250 workers. The fair value of the impaired assets was determined using the discounted cash flow method for cash flows expected to be generated in the future. The Company largely completed the program during 2005.

Reorganization of ski binding production
In July 2005, the Company started to restructure the ski binding production and recognized €0.6 million employee severance costs for 44 workers. This restructuring process was largely finalized at the end of 2005.

Italy reorganization
In November 2005, the Company decided to move the remaining ski boots production from the Maser plant, Italy to the plant in Litovel, Czech Republic. In December 2005, the Company recognized €0.3 million of severance costs which were paid in 2006. The program was largely completed in 2006.

In November 2005, the Company approved a restructuring program to reduce production capacity as a consequence of sales reductions and the transfer of production to Eastern Europe and Far East starting in January 2006. 60 people were included in the restructuring program (Cassa Integrazione Straordinaria) agreed with unions and local institutions. During a period of 12 months the employees could voluntarily adhere to a dismissal plan (voluntary Mobilità) benefiting from incentives from the Company and Government. Those employees who have not agreed will be involuntarily terminated as part of a dismissal plan (obligatory Mobilità) in 2007. In 2005, the total costs for the restructuring program were €1.0 million and represented personnel costs. As of December 31, 2005 those costs have been fully accrued and €0.9 million have been paid in 2006. This restructuring process will be finalized in 2007.

Note 16 - Borrowings, non-current

Long-term debt consists of the following (in thousands):

	December 31,
	2006	2005
Senior notes	€111,353	€111,111
Other long-term debt	25,026	22,562
Total long term debt	€136,379	€133,673
Less current portion	(2,544)	(2,108)
Long term portion	€133,835	€131,565

The carrying value of the Company’s non-current borrowings approximates fair value based on current rates offered and quoted market price of debt with similar terms.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Senior Notes

In January 2004, one of the Company’s subsidiaries issued €135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by the Company and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of the Company’s outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was €70.1 million of which €3.5 million represents the redemption premium. In addition, the Company used a portion of the remaining proceeds to repay €25.8 million of other outstanding debt.

In June 2004, the Company repurchased the equivalent of €5.5 million of its 8.5% senior notes for €5.0 million and realized a gain of €0.3 million. As a result of this transaction, the Company wrote-off €0.1 million of debt issue costs. In 2005, the Company repurchased the equivalent of €15.7 million of its 8.5% senior notes for €14.3 million and realized a gain of €0.9 million. As a result of this transaction, the Company wrote-off €0.1 million of debt issue costs.

At December 31, 2006 and 2005, the Company had €111.4 million and €111.1 million, respectively of senior notes outstanding.

Sale-Leaseback Transaction

One of the Company’s subsidiaries entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were €10.6 million. The Company has the obligation to purchase the property back after 15 years for €8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of €0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company’s continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded €10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2006 and 2005, the remaining obligation under the financing agreement is €10.1 and €10.2 million respectively.

The Company’s future minimum lease payments as of December 31, 2006, are as follows:

2007	€803
2008	803
2009	803
2010	803
2011	803
Thereafter	12,578
Total minimum payments	16,594
Amount representing interest	(6,470)
Obligation under financing activity	10,124
Obligations due within one year	(133)
Long-term obligations under financing activities	€9,990

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006, the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

	Land	Building
Cost	€1,020	€8,386
Less: Accumulated depreciation	--	(7,231)
Net book value	€1,020	€1,156

Mortgage Agreement

In 2002, one of the Company’s subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of €4.9 million ($4.8 million) over a 15 year term at an interest rate of 7.33%. At December 31, 2006 and 2005, the outstanding balance of the mortgage is €3.0 million ($3.9 million) and €3.5 million ($4.1 million) respectively and the carrying value of the property was €2.1 million and €2.5 million as of December 31, 2006 and 2005 respectively.

Other long-term debt

In August 2006, the Company renegotiated the terms of its outstanding credit lines of Japanese Yen (“JPY“) 1,382.9 million (€8.8 million) with a Japanese bank and agreed a semi-annual prepayment of JPY 24.5 million (€0.2 million) for five years. As a consequence the Company reclassified €4.5 million from bank overdraft to long-term debt and €0.2 million to current maturities of long-term debt. Other long-term debt comprises secured loans in Italy and the Czech Republic outstanding with several banks.

The weighted average interest rate on other long-term debt was 3.1% and 2.4% as of December 31, 2006 and 2005, respectively. Borrowings mature at various dates through 2011. At December 31, 2006 and 2005, the remaining outstanding long-term debt is €11.9 million and €8.8 million respectively.

Maturities of long-term debt

Aggregate maturities of long-term debt are as follows (in thousands):

December 31,
2006
2007	€2,544
2008	2,496
2009	2,314
2010	1,189
2011	965
Thereafter	126,871
€136,379

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Other Long-Term Liabilities

	December 31,
	2006	2005
Deferred income, non-current	€6,156	€7,729
Liability against venture partner	2,171	295
Liability on share-based payments	6,677	5,358
Other	91	121
Total other long-term liabilities	€15,094	€13,503

In July 2005, the Company signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for exclusive sale to the Company. The Company and its venture partner have a 70% and 30% interest in the newly formed company. In accordance with IAS 27 in connection with SIC 12 this venture qualifies as a special purpose entity due to the fact that the Chinese company was formed to manufacture tennis balls solely on behalf of the Company. As a result the Company consolidated this entity. In accordance with IAS 32, the Company recorded other long-term liabilities of €2.2 million and €0.3 million for the contribution of its partner.

The Company’s partner in this venture has the right to receive a guaranteed yearly dividend on its investment balance starting in the month after the operation has started. Operations are due to commence in January 2007.

Other long-term liabilities also include the long-term portion of deferred income from a long-term licensing agreement. In July 2005, the Company agreed to extend an existing long-term licensing agreement started on April 1, 2005 for a further 10 years until 2019 and has received a prepayment in the amount of €4.9 million for the extended period. Additionally, the payment terms of the original agreement have been amended and it was agreed that the prepayment of €4.1 million received in November 2004 represents a one time fee with no future royalty payments. The prepayments were recorded as deferred income in the consolidated balance sheet and are recognized over the contract period. At December 31, 2006 and 2005, the deferred income balance associated with this licensing agreement was €7.2 million and €8.5 million, respectively. As of December 31, 2006 and 2005, the Company recognised the short-term portion of €0.9 million and 0.8 million, respectively in trade and other payables.

The Company records liabilities on share-based payments in relation to its stock option plans (see Note 23).

Note 18 - Retirement benefit obligations

The Company funds pension and other postretirement benefit plans paid to employees at some Austrian, other European and Japanese locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. For the years ended December 31, 2006 and 2005, the only pension plans that includes plan assets is the Japanese pension plan. All other plans do not include plan assets. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. The discount rate is based on the expected return of long-term securities in the secondary market.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2006 and 2005, pension and other postretirement benefit plans have developed as follows (in thousands):

	December 31,
	2006	2005
Beginning of the year	€16,449	€15,822
Charge to income	2,199	2,959
Payments	(2,946)	(2,276)
Reclassifications	37	—
Exchange differencies	5	(56)
End of the year	€15,744	€16,449

The table below shows the obligations and funded status as of December 31, 2006 and 2005 (in thousands):

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Change in benefit obligation
Benefit obligation at beginning of year	€4,887	€4,570	€14,521	€14,396
Service cost	296	297	1,230	1,369
Interest cost	210	204	536	547
Plan amendments	—	5	(5)	4
Actuarial loss (gain)	(294)	56	215	777
Settlement	—	—	—	(564)
Benefit payments	(180)	(249)	(2,727)	(2,025)
Translation adjustment	(89)	4	(11)	16
Benefit obligation at end of year	4,830	4,887	13,758	14,521
Change in plan assets
Fair value of plan assets at beginning of year	405	400	—	—
Employer contribution	47	53	—	—
Benefit payments	(8)	(51)	—	—
Translation adjustment	(49)	2	—	—
Fair value plan assets at end of year	394	405	—	—
Funded status	4,435	4,482	13,758	14,521
Unrecognized net actuarial loss	(485)	(641)	(1,977)	(1,917)
Translation adjustment	13	5	—	—
Net amount recognized	€3,963	€3,845	€11,781	€12,604

Amounts recognized in the consolidated balance sheet consist of (in thousands):

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Accrued benefit cost	€3,963	€3,845	€11,781	€12,604

Accrued benefit costs are included in the balance sheet line item “Retirement benefit obligation” on the consolidated balance sheets. The Company expects to make insignificant amounts of employer contributions during the years 2007 to 2011.

The contribution for defined contribution plans for the year ended December 31, 2006 and 2005 amounted to €0.1 million respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006 and 2005, the components of net periodic benefit costs consist of the following (in thousands):

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Service cost	€296	€297	€1,230	€1,369
Interest cost	210	204	536	547
Expected return on plan assets	(9)	(9)	—	—
Settlement actuarial loss	—	—	—	151
Recognized actuarial loss	(143)	16	79	86
Net periodic benefit cost	€354	€507	€1,845	€2,152

As of December 31, 2006 and 2005, the weighted average assumptions used to determine benefit obligations are as follows:

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Discount rate	4.4%	4.2%	4.6%	4.8%
Rate of compensation increase	2.4%	2.3%	2.7%	3.0%
Expected return of plan assets	2.2%	2.2%	—	—

The plan assets of the Japanese pension plan consist of equity funds at December 31, 2006 and 2005. The Company invests in equity funds with an expected stable growth rate. The actual return on plan assets was 0. The expected rate of return on plan assets is based upon the present rate of return and is expected to be stable.

	December 31,
	2006	2005	2004	2003
Present value of defined benefit obligations	€18,588	€19,408	€18,028	€21,367
Fair Value of plan assets	405	400	400	4,537
Deficit	€18,183	€19,008	€17,628	€16,830

Experience adjustments on plan liabilities	€(80)	€833	€147	€—
Experience adjustments on plan assets	0	0	0

Note 19 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2012. Rent expense was approximately €3.7 million and €3.8 million for the years ended December 31, 2006 and 2005 respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2006 (in thousands):

December 31,
2006
2007	€3,746
2008	3,050
2009	2,632
2010	1,729
2011	1,607
Thereafter	1,407
€14,172

In July 2004, Head signed a new long-term supplier contract for tennis, squash and racquetball racquets effective April 1, 2005 to renew business relations with an existing supplier. The agreement will automatically extend after the agreed expiration date, December 31, 2009, if neither of the two parties cancels. This agreement contains an operating lease for warehouse facilities and machinery and equipment. The future minimum payments are included within above table.

Note 20 - Fair Value and Other Reserves Including Cumulative Translation Adjustment

The following table shows the components of fair value and other reserves/CTA:

	Foreign Currency Translation Adjustment	Foreign exchange loss on invested intercompany receivables	Unrealized Gains on Derivative Instruments	Unrealized Gain (Loss) on Securities	Fair Value and Other Reserves/CTA
	(in thousands)
Balance at January 1, 2005	€(3,095)	(5,490)	€367	€(60)	€(8,277)
Current period changes	—	—	(362)	74	(288)
Translation Adjustments	4,481	2,200	—	—	6,682
Balance at December 31, 2005	€1,386	(3,289)	€5	€14	€(1,884)
Current period changes	—	—	(4)	104	100
Translation Adjustments	(4,134)	(1,544)	—	—	(5,678)
Balance at December 31, 2006	€(2,748)	(4,833)	€1	€118	€(7,462)

As of January 1, 2004, one of the Company’s euro-based subsidiaries recognized non-euro denominated permanently invested intercompany accounts receivable. As of December 31, 2006 and 2005 the foreign exchange losses recorded in CTA were €6.0 million and €4.1 million respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 21 - Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company’s effective tax rate for financial statement purposes.

	December 31,
	2006	2005
Dutch statutory tax rate	29.1%	31.5%
Tax rate differential	7.8	12.4
Non-taxable gain on sale of property	—	(29.2)
Other taxes	9.3	10.4
Prior year adjustments	25.2	(28.8)
Changes in tax rates	(0.4)	0.3
Provisions	(21.3)	8.3
Effective tax rate	49.6%	4.9%

In 2006, the Company’s effective tax rate differed from the statutory tax rate in the Netherlands primarily due to an adjustment of tax losses carry forwards in Austria which led to a decrease of €4.3 million. Other effects that lead to differences to the Dutch federal statutory rate are caused by withholding taxes, other local taxes and prior year adjustments mainly in Italy, Austria and Canada. The provision for additional tax losses which will not be used also effects the effective tax rate.

In 2005, the Company’s effective tax rate differed from the statutory tax rate in the Netherlands primarily due to the non-taxable gain on sale of the property in Estonia of €5.9 million partially offset by higher tax rates applicable to the Company in other countries, mainly in Germany and Japan and by withholding taxes and other local taxes mainly in Italy, Austria and Canada.

The movements in deferred tax assets and liabilities during the year ended December 31, 2006 are as follows (in thousands):

	December 31, 2006	(Charged)/ credited to income	(Charged)/ credited to equity	Exchange differences	December 31, 2005
Short-term:
Deferred tax asset:
Tax loss carried forward	€2,563	€581	€—	€—	€1,982
Impairment of inventory	4,097	(103)	43	(18)	4,175
Impairment of accounts receivable	1,215	(911)	—	(59)	2,186
Other	3,294	(318)	1	(62)	3,672
Total Short-term deferred tax assets	11,169	(751)	44	(139)	12,015

Deferred tax liabilities:
Deferred expenses	€(8)	€198	€—	€—	€(206)
Trade and other payables	(469)	(165)	—	—	(305)
Other	(777)	650	(33)	5	(1,400)
Total Short-term deferred tax liability	(1,255)	683	(33)	5	(1,911)
Total Short-term deferred tax asset, net	€9,914	€(68)	€11	€(133)	€10,105

Long-term:
Deferred tax asset:
Tax loss carried forward	€63,581	€(1,684)	€—	€6	€65,259
Intangible assets	101	101	—	—	1
Fixed assets	796	188	56	24	529
Lease Obligations	640	5	—	—	635
Other	2,533	(498)	483	(14)	2,562
Total Long-term deferred tax assets	€67,652	€(1,888)	€538	€16	€68,985

Deferred tax liabilities:
Investments	€(16,998)	€(626)	€—	€29	€(16,402)
Fixed assets	(1,016)	166	—	(1)	(1,181)
Total Long-term deferred tax liability	(18,014)	(459)	—	28	(17,583)
Total Long-term deferred tax asset, net	€49,638	€(2,347)	€538	€44	€51,403

Total deferred tax asset, net	€59,552	€(2,415)	€549	€(89)	€61,507

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movements in deferred tax assets and liabilities during the year ended December 31, 2005 are as follows (in thousands):

	December 31, 2005	(Charged)/ credited to income	(Charged)/ credited to equity	Exchange differences	December 31, 2004
Short-term:
Deferred tax asset:
Tax loss carried forward	€1,982	€395	€—	€—	€1,587
Impairment of inventory	4,175	1,832	—	2	2,341
Impairment of accounts receivable	2,186	1,790	—	3	393
Other	3,672	1,617	121	6	1,928
Total Short-term deferred tax assets	12,015	5,633	121	11	6,250

Deferred tax liabilities:
Deferred expenses	€(206)	€(4)	€—	€(1)	€(201)
Trade and other payables	(305)	(298)	—	—	(7)
Other	(1,400)	1,660	(46)	(113)	(2,901)
Total Short-term deferred tax liability	(1,911)	1,358	(46)	(113)	(3,109)
Total Short-term deferred tax asset, net	€10,105	€6,991	€75	€(102)	€3,141

Long-term:
Deferred tax asset:
Tax loss carried forward	€65,259	€(3,311)	€—	€17	€68,553
Intangible assets	1	—	—	—	1
Fixed assets	529	(447)	—	33	943
Lease Obligations	635	(40)	—	—	675
Other	2,652	(31)	—	2	2,591
Total Long-term deferred tax assets	€68,985	€(3,828)	€—	€52	€72,762

Deferred tax liabilities:
Investments	€(16,402)	€(3,144)	€—	€—	€(13,258)
Fixed assets	(1,181)	(224)	—	—	(957)
Other	—	1,326	(688)	—	(639)
Total Long-term deferred tax liability	(17,583)	(2,042)	(688)	—	(14,854)
Total Long-term deferred tax asset, net	€51,403	€(5,870)	€(688)	€52	€57,908

Total deferred tax asset, net	€61,507	€1,121	€(613)	€(50)	€61,049

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. These tax losses have an unlimited carryover period. As of December 31, 2006 and 2005, the Company did not recognize deferred income tax assets of €13.1 million and €16.8 million, respectively in respect of losses amounting to €42.1 million and €51.1 million respectively, for which it is not probable to be used. All unutilized tax losses will expire by 2026, at the very latest.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net operating losses were experienced in the following jurisdictions (in thousands):

	December 31,
	2006	2005
Austria	€268,199	€278,094
Germany	14,195	11,119
Other Europe	953	455
North America	15,896	24,945
	€299,243	€314,613

The table below shows income (loss) before income taxes by geographic region (in thousands):

	For the Years Ended December 31,
	2006	2005
Austria	€12,309	€4,933
Non-Austria	(3,395)	2,142
Total income (loss) before income taxes	€8,914	€7,075

Austria and Germany allow an unlimited carryover of net operating losses, whereas the United States allow 20 years carryovers. The Company recorded a provision to reduce the deferred tax assets to the amount the Company believes is probable to be realized considering future taxable income and feasible tax planning strategies.

Note 22 - Related Party Transactions

Head Sports Holdings N.V, controlled 18,987,344 shares, or approximately 47.7% of the Company’s issued shares, as of December 31, 2006. Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately €4.6 million and €4.2 million for the years ended December 31, 2006 and 2005, respectively. The related party provides investor relations, corporate finance, legal and consulting services and since 2004 internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company’s subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately €0.04 million and €0.04 million for the years ended December 31, 2006 and 2005 respectively.

The table below shows key managements’ compensation (in thousands):

	For the Years Ended December 31,
	2006	2005
	(in thousands)
Salaries and other short-term employee benefits	€4,023	€3,814
Post-employment benefit	270	356
Other long-term benefits	50	175
Share-based benefits	1,436	(606)
Total	€5,779	€3,739

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 23 - Stock Option Plans

The Company accounts for its stock options in accordance with IFRS 2. Share-based compensation expense is recognized over the vesting term of the options, is included in general and administrative expense and amounted to €1.8 million expense and €0.9 million reversal of expense for the years ended December 31, 2006 and 2005 respectively. The fair value of the liability for the cash-settled stock option plans amounted to €6.7 million (2005: €5.4 million). The total intrinsic value of the liability is €4.0 million (2005: €4.0 million).

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan 1998 (“Plan 1998”). The Plan 1998 provided for grants of stock options to officers and key employees of the Company and its subsidiaries. One part of the Plan 1998 is treated as cash-settled share-based plan, as participants have no right to receive shares. The Company therefore records a liability for the plan. The other part of the Plan 1998 for the Chairman and Chief Executive Officer is treated as equity-settled share-based plan, as the Company has no legal or constructive obligation to repurchase or settle the options in cash. The Chairman and Chief Executive Officer is eligible to receive all options issued under the Plan 1998 that do not vest to current participants. So far he received 838,622 options (2005: 838,622 options).

A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. 2,278,394 options have been granted and 861,760 options (2005: 861,760 options) were exercised as at December 31, 2006 and all other are exercisable. No further options will be granted under the 1998 Plan. The exercise price for all stock options granted under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vested over a period of 4 years and were subject to the Company meeting certain earnings performance targets during this period. The Company used a forfeiture rate of 37% as that many employees have left during the vesting period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years.

The Company records share-based compensation expense on each balance sheet date fair values of the stock options for cash-settled plans computed using the Black and Scholes option pricing model. As at December 31, 2006, the weighted-average fair value of the grant was $3.31 (2005: $2.81), which was estimated using the following assumptions: no dividends, expected volatility of 34.10% (2005: 44.19%), expected term of 2.1 years (2005: 3.1 years), and risk-free interest rate of 4.29% (2005: 3.82%). The volatility is based on statistical analysis of daily share prices over the last three years.

For the equity-settled Plan 1998 the Company records share-based compensation expense on the grant-date fair values of the stock options computed using the Black and Scholes option pricing model. The weighted-average fair value of the grant was $3.04, which was estimated using the following assumptions: no dividends, expected volatility of 0%, expected term of 9.3 years, and risk-free interest rate of 5.76%.

As of December 31, 2006, the weighted average remaining contractual life of the outstanding stock options is 2.6 years.

	Number of options	Weighted average exercise price
Balance, December 31, 2005	554,874	$0.38
Balance, December 31, 2006	554,874	$0.42

Grant dates ranging from November 1998 to January 2000.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (“Plan 2001”). The Plan 2001 provides for grants of stock options to officers and employees of the Company and its subsidiaries. In accordance with IFRS 2 the Plan 2001 is treated as cash-settled share-based plan, as participants have no right to receive shares. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. The Company records share-based compensation expense on each balance sheet date fair values of the stock options computed using the Black and Scholes option pricing model. As at December 31, 2006, the weighted-average fair value of the grant was $1.13 (2005: $1.18), which was estimated using the following assumptions: no dividends, expected volatility of 34.10% (2005: 44.19%), expected term of 4.7 years (2005: 5.7 years), and risk-free interest rate of 4.29% (2005: 3.82%). The volatility is based on statistical analysis of daily share prices over the last three years.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. In addition, he will receive further options up to an amount of 564,564, which will not vest to other participants. The Company assumes that no further options will forfeit. Options have a maximum term of 10 years.

	Number of options	Weighted average exercise price
Balance, December 31, 2006 and 2005	3,982,068	$4.31

As at December 31, 2006, the weighted average remaining contractual life of the outstanding stock options is 4.7 years, and 1,866,482 options are vested and exercisable at a price of $4.31 per share, under the Plan 2001.

Plan 2005

In May 2005, at the annual general meeting the shareholders approved the Head N.V. Executive Stock Option Plan 2005 (“Plan 2005”). The Plan 2005 provides for grants of 3,864,691 stock options to certain officers and key employees of the Company and its subsidiaries. In accordance with IFRS 2 the Plan 2005 is treated as cash-settled share-based plan, as participants have no right to receive shares. As of December 31, 2006, a total of 3,669,346 options were granted under the terms of the Plan 2005. The Company records share-based compensation expense on each balance sheet date fair values of the stock options computed using the Black and Scholes option pricing model. As at December 31, 2006, the weighted-average fair value of the grant was €1.66 and €1.9 respectively, which was estimated using the following assumptions: no dividends, expected volatility of 34.10% (2005: 44.19%), expected term of 8.7 years (2005: 9.7 years), and risk-free interest rate of 4.29% (2005: 3.82%). The volatility is based on statistical analysis of daily share prices over the last three years.

The exercise price for all stock options granted under the Plan 2005 was fixed at inception of the Plan 2005 at €2.168. Options generally vest over a period of 4 years. The Company assumes that about 1% of the options will forfeit during the four year period. Options have a maximum term of 10 years. As at December 31, 2006, 195,345 (2005: 203,345 options) options were available for grant under the Plan 2005 and no options are currently exercisable.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Number of options	Weighted average exercise price
Balance, December 31, 2005	3,661,346	2.168
Granted	8,000	2.168
Balance, December 31, 1006	3,669,346	€2.168

Note 24 - Average Number of Employees

	For the Years Ended December 31,
	2006	2005
Salaried employees	714	722
Hourly paid employees	1,253	1,575
Total	1,966	2,297

Note 25 - Expenses by Nature

	For the Years Ended December 31,
	2006	2005
	(in thousands)
Depreciation, amortization and impairment charges	€14,245	€16,977
Employee benefit expenses	77,913	86,190
Changes in inventory	(312)	(899)
Raw material and merchandise	138,161	129,172
Commission	10,531	10,321
Shipment cost	8,104	7,924
Advertising expenses	38,274	37,370
Legal, audit, consulting and other outside services	26,043	24,832
Other expenses	33,824	32,027
Total cost of sales, selling and marketing, general and administrative and other operating (income) expense	€346,784	€343,913

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 26 - Personnel Costs

	For the Years Ended December 31,
	2006	2005
	(in thousands)
Salaries and wages	€55,957	€63,007
Social security and other benefit	17,777	21,424
Share options granted to directors and employees	1,818	(899)
Pension costs - defined benefit plans	516	507
Post-employment benefits	1,845	2,152
Total	€77,913	€86,190

Note 27 - List of (direct and indirect) Participations as of December 31, 2006

	Domicile	Proportion of Issued capital held
Head Holding Unternehmensbeteiligung	Austria	100.0%
HTM Sport- und Freizeitgeräte AG	Austria	100.0%
Head Sport AG	Austria	100.0%
Head International GmbH	Austria	100.0%
Head Technology GmbH	Austria	100.0%
Tyrolia Technology GmbH	Austria	100.0%
Head Austria GmbH	Austria	100.0%
Head Canada, Inc.	Canada	100.0%
Head Sport s.r.o.	Czech Republic	100.0%
HTM s.r.o.	Czech Republic	100.0%
OÜ HTM Sport Eesti	Estonia	100.0%
Head France S.A.S.	France	100.0%
Head Germany GmbH	Germany	100.0%
Head UK Ltd	England	100.0%
Mares S.p.A.	Italy	100.0%
HTM Sports Japan KK	Japan	100.0%
Head Spain S.L.	Spain	100.0%
Head Switzerland AG	Switzerland	100.0%
HTM USA Holdings Inc.	USA	100.0%
Head USA Inc.	USA	100.0%
Head Sports Inc.	USA	100.0%
Penn Racquet Sports Inc.	USA	100.0%
Mares Asia Pacific Ltd.	Hong Kong	100.0%
Power Ahead Holding Ltd.	British Virgin Islands	70.0%
Head Sports Corp.	China	70.0%

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 28 - Cash and cash equivalents

As at December 31, 2006 and 2005, cash and cash equivalents contains cash of €40.5 million and €45.5 million respectively and restricted cash of €3.2 million and €4.0 million respectively representing deposits pledged as collateral on outstanding lines of credit.

Note 29 - Earnings per Share

a)	Basic
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (see Note 12).

	For the Years Ended December 31,
	2006	2005
	(in thousands, except per share data)
Profit for the year	€4,415	€6,728
Weighted average number of ordinary shares in issue	36,220	36,220
Basic earnings per share	0.12	0.19

b)	Diluted
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options of the equity settled Plan 1998, and are included in diluted earnings per share to the extent such shares are dilutive. For the share options, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options.

	For the Years Ended December 31,
	2006	2005
	(in thousands, except per share data)
Profit for the year	€4,415	€6,728
Weighted average number of ordinary shares in issue	36,220	36,220
Share options	748	733
Weighted average number of ordinary shares for diluted earnings per share	36,968	36,953
Diluted earnings per share	0.12	0.18